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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 1999



                               CONTENTS

                                                                 Page

     Statements of Income and Retained Earnings                     1

     Balance Sheets                                                2-3

     Information Concerning Mine Operations and
       Capital Improvements                                         4

     Calculation of Cost of Capital and
       Statement of Cost of Commercial Coal Sold and Shipped        5

     Statement of Cost of Operation                                 6

     Analysis of Mining Plant in Service                            7

     Calculation of Allowed Cost of Capital -
       Effective April 1, 1999                                      8

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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $47,741

COST OF OPERATION                                           44,717

OPERATING INCOME                                             3,024

INTEREST CHARGES                                               546

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 2,478

FEDERAL INCOME TAXES ON OPERATIONS                           2,146

NET INCOME FROM OPERATIONS                                     332

NONOPERATING INCOME                                             83

NET INCOME                                                 $   415



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,338

NET INCOME                                                     415

CASH DIVIDENDS DECLARED                                        415

BALANCE AT END OF PERIOD                                   $23,338


The common stock of the Company is wholly owned by Ohio Power Company.

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $375,610
  Construction Work in Progress                               1,715
         Total Mining Plant                                 377,325
  Accumulated Depreciation and Amortization                 249,332

         NET MINING PLANT                                   127,993

OTHER PROPERTY AND INVESTMENTS                               88,982

CURRENT ASSETS:
  Cash and Cash Equivalents                                  11,338
  Accounts Receivable:
    General                                                   4,387
    Affiliated Companies                                      6,351
  Coal                                                        4,236
  Materials and Supplies                                     10,724
  Other                                                         474

         TOTAL CURRENT ASSETS                                37,510

REGULATORY ASSETS                                            31,814

DEFERRED CHARGES                                             11,756

           TOTAL                                           $298,055

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                          March 31,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     34,693
  Retained Earnings                                         23,338

         TOTAL SHAREHOLDER'S EQUITY                         68,032

LONG-TERM DEBT - Finance Obligations                        51,314

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          24,753
  Accrued Postretirement Benefits Other Than Pensions       39,434
  Operating Reserves                                        36,411

         TOTAL OTHER NONCURRENT LIABILITIES                100,598

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        11,093
  Short-term Debt                                            6,000
  Accounts Payable:
    General                                                  5,327
    Affiliated Companies                                     3,793
  Taxes Accrued                                              3,914
  Interest Accrued                                             333
  Accrued Vacation Pay                                       3,847
  Workers' Compensation Claims                               7,920
  Accrued Rent                                               3,338
  Obligations Under Capital Leases                          14,391
  Other                                                      5,668

         TOTAL CURRENT LIABILITIES                          65,624

DEFERRED INCOME TAXES                                       11,100

DEFERRED CREDITS                                             1,387

           TOTAL                                          $298,055

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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 1999

     As discussed in Note 2, of the Notes to Financial Statements in the 1998 Annual Report, the deductibility of certain interest deductions related to American Electric Power's corporate owned life insurance
(COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through March 31, 1999 would reduce earnings by approximately $30.6 million (including interest).
The Company has made no provision for any possible earnings impact from this matter.

     In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1997 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest.

     In order to resolve this issue, the Company filed suit against the United States in the US District Court for the Southern District of Ohio in March 1998. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.





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                      SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 1999
                    (in thousands, except as noted)
                                                                                                     January through
                                                                                                          March
                                                                                                           1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         9,996
            Other Paid-in Capital                                                                          34,693
                                                                                                           44,694
       B. Rate of Return Allowable per HCAR Nos. 26573,
            10.51% per annum, 2.6275% per quarter                                                         .026275

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $  1,174
            2. Year-to-Date                                                                              $  1,174

       D. Net Income per Statement of Income (a)                                                         $    415
            Add: Interest Charges                                                                             546
            Less: Nonoperating Income                                                                          83

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    878
            2. Year-to-Date                                                                              $    878

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 46,863

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                878

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $ 47,741

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,268,022

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $37.65

(a)  The Company  sold  its  Martinka  mining  division and  most of the  Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased mining coal  effective July 1, 1992.  All results associated  with the Martinka division since  then  are billed  to the Parent  Company, Ohio Power  Company, eliminating any earnings effect to the
     Company.
(b)  As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
     Income.

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                      SOUTHERN OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 1999

                                                       (in thousands)

Direct Labor-UMW*                                         $  2,219
Indirect Labor-UMW*                                          7,008
Benefits-UMW*                                                6,543
Salaries and Benefits-Nonunion                               5,163
Operating Supplies                                           3,450
Repair Parts and Materials                                   6,979
Electricity and Other Utilities                              2,066
Outside Services-Maintenance, Haulage and Reclamation        2,718
Taxes Other Than Federal Income Taxes**                      1,810
Rental of Equipment                                          7,037
Depreciation, Depletion and Amortization                     5,323
Mining Cost Normalization***                                (8,985)
Reclamation
Other Production Costs                                       5,828

Subtotal                                                    47,159

Transfers of Production Costs (to)/from Coal Inventory      (2,442)

          Total                                           $ 44,717

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                      SOUTHERN OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              March 31, 1999
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,629   $   -      $  7,629

Mining Structures and Equipment      231,691    161,554     70,137

Coal Interests (net of depletion)      2,141       -         2,141

Mine Development Costs               134,149     87,778     46,371

    Total Mining Plant in Service   $375,610   $249,332   $126,278

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         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.43%
                         EFFECTIVE 4-1-99


THE 10.43% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/98    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  993,647(a)  41.92%     7.38%(c)       3.09%

Preferred Stock    29,220      1.23%     5.00%(c)       0.06%

Common Stock    1,347,681(b)  56.85%    12.81%(d)       7.28%

Total          $2,370,548    100.00%                   10.43%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/98.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve month period commencing April 1, 1999.